UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

USA COMPRESSION PARTNERS, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

90290N109
(CUSIP Number)

H. Steven Walton
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 30, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON
Argonaut Private Equity, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		6,676,874
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,676,874
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,676,874
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSON
Steven R. Mitchell.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		148,505
	8	SHARED VOTING POWER
6,676,874
	9	SOLE DISPOSITIVE POWER
148,505
	10	SHARED DISPOSITIVE POWER
6,676,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,825,379
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
Don P. Millican
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		74,253
	8	SHARED VOTING POWER
6,676,874
	9	SOLE DISPOSITIVE POWER
74,253
	10	SHARED DISPOSITIVE POWER
6,676,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,751,127
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
Frederic Dorwart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,425
	8	SHARED VOTING POWER
6,676,874
	9	SOLE DISPOSITIVE POWER
7,425
	10	SHARED DISPOSITIVE POWER
6,676,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,684,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
Ken Kinnear
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		2,970
	8	SHARED VOTING POWER
6,676,874
	9	SOLE DISPOSITIVE POWER
2,970
	10	SHARED DISPOSITIVE POWER
6,676,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,679,844
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSON
George B. Kaiser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,425
	8	SHARED VOTING POWER
6,676,874
	9	SOLE DISPOSITIVE POWER
7,425
	10	SHARED DISPOSITIVE POWER
6,676,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,684,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

This Schedule 13D is filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2013 (the “Initial 13D”) by the Reporting Persons (defined below) with respect to the common units (the “Common Units”), of USA Compression Partners, LP (the “Issuer” or the “Company”). The principal executive office address of the Issuer is 100 Congress Avenue, Suite 450, Austin, Texas 78701.

Item 2.                      Identity and Background

(a)	This Schedule 13D is jointly filed by (each a “Reporting Person” and collectively, the “Reporting Persons”):

•	Argonaut Private Equity, L.L.C. (“Argonaut”)
•	Steven R. Mitchell (“Mr. Mitchell”)
•	Don P. Millican (“Mr. Millican”)
•	Frederic Dorwart (“Mr. Dorwart”)
•	Ken Kinnear (“Mr. Kinnear”)
•	George B. Kaiser (“Mr. Kaiser”)

The foregoing Reporting Persons are making this single. joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b), (c)

•	The principal business address of Argonaut is 6733 South Yale Avenue, Tulsa, Oklahoma 74136.
•	The principal business of Argonaut is to engage in the acquisition, retention, holding and divestment of investments.
•	Messrs. Mitchell, Millican, Dorwart, and Kinnear are managers of Argonaut.
•	Mr. Mitchell’s principal occupation is the President and Managing Director of Argonaut.
•	Mr. Millican’s principal occupation is executive officer for certain of Mr. Kaiser-controlled entities, located at 6733 South Yale Avenue, Tulsa, Oklahoma 74136.
•	Mr. Kinnear’s principal occupation is executive officer for certain of Mr. Kaiser-controlled entities, located at 6733 South Yale Avenue, Tulsa, Oklahoma 74136.
•	Mr. Dorwart is an attorney at Frederic Dorwart, Lawyers, located at 124 East Fourth Street, Tulsa, Oklahoma 74103.
•	Mr. Kaiser is the sole member of Argonaut. The principal occupation for Mr. Kaiser is a private investor. Mr. Kaiser’s principal business address is 6733 South Yale Avenue, Tulsa, Oklahoma 74136.

(d) – (e)     During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Argonaut is a limited liability company organized under the laws of the State of Oklahoma.  Messrs. Mitchell, Millican, Dorwart, Kinnear, and Kaiser are United States Citizens.

Item 3.                      Source and Amount of Funds or Other Consideration

•	As of the date hereof, Argonaut owns 6,676,874 Common Units. Argonaut’s consideration for the Common Units was the sale of certain assets of S&R Compression, LLC (“S&R”) as described in Item 4 below.

•	As of the date hereof, Mr. Mitchell owns 148,505 Common Units. Mr. Mitchell’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4 below.

•	As of the date hereof, Mr. Millican owns 74,253 Common Units. Mr. Millican’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4 below.

•	As of the date hereof, Mr. Dorwart owns 7,425 Common Units. Mr. Dorwart’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4 below.

•	As of the date hereof, Mr. Kinnear owns 2,970 Common Units. Mr. Kinnear’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4 below.

•	As of the date hereof, Mr. Kaiser owns 7,425 Common Units. Mr. Kaiser’s consideration for the Common Units was the sale of certain assets of S&R as described in Item 4 below.

Item 4.                      Purpose of Transaction

The acquisition of the Common Units occurred pursuant to the sale of certain assets of S&R, of which Argonaut is its controlling member, to USA Compression Partners, LP (“USAC”). Pursuant to such transaction, USAC has acquired from S&R certain assets and assumed certain liabilities. In consideration for S&R’s assets, USAC issued to S&R Common Units representing 20% of all Common and Subordinated Units of USAC issued and outstanding as of the closing of the transaction, calculated on a fully diluted basis after giving effect to such issuance, which S&R then distributed to its members or beneficial owners. The foregoing is a summary of the transaction as described by the Issuer in Item 2.01 of the Issuer’s Form 8-K filed with the SEC on September 5, 2013, and in Item 1 of the Issuer’s 10-Q for the quarter ending June 30, 2013, filed by the Issuer with the SEC on August 14, 2013. Item 2.01 of such Form 8-K and Item 1 of such Form 10-Q, as well as Exhibits No. 4.1 and 99.1 to such Form 8-K and Exhibit No. 2.1 to such Form 10-Q are incorporated in their entirety into this Item 4.

The purpose of the acquisition of the Common Units is investment. The Reporting Persons did not acquire their Common Units for the purpose of acquiring control of USAC. Consistent with the Reporting Persons’ investment purpose, they may engage in communications with one or more unitholders of USAC, one or more officers of USAC, one or more members of the board of directors of USAC, and/or one or more representatives of USAC regarding USAC.  The Reporting Persons may discuss ideas that, if effected may result in a change of the current plans and in the acquisition by persons of additional Common Units of USAC, the disposition of Common Units of USAC, an extraordinary corporate transaction involving USAC, and/or other changes in the board of directors of USAC or its operations.

Except as disclosed above (relating to paragraphs (d) and (e) of the instructions to Item 4 of Schedule 13D, Argonaut has no other plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  Argonaut may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

This Schedule 13D is not a solicitation of any action by unitholders of the Issuer. If a proxy statement is completed and filed, unitholders are advised to read the proxy statement when it becomes available because it will contain important information, and unitholders should rely on such proxy statement and not on this Schedule 13D. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.

Item 5.                      Interest in Securities of the Issuer

(a) and (b)   As of August 9, 2013, there were 15,335,767 Common Units and 14,048,588 subordinated units outstanding based on the information contained in the Issuer’s Form 10-Q for the quarter ended June 30, 2013, filed on August 14, 2013, and incorporated in its entirety into this Schedule 13D. However, as of the date hereof, there are 22,761,028 Common Units outstanding as a result of the transaction described in Item 4.

As of the date hereof, Argonaut directly owns 6,676,874 Common Units (approximately 29.3%).

As of the date hereof, Mr. Mitchell directly owns 148,505 Common Units (approximately 0.7%). As the manager of Argonaut, Mr. Mitchell is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 6,676,874 Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 148,505 Common Units directly owned by Mr. Mitchell. As of the date hereof, Mr. Mitchell may be deemed the beneficial owner of 6,825,379 Common Units (approximately 30.0% of the Common Units outstanding).

As of the date hereof, Mr. Millican directly owns 74,253 Common Units (approximately 0.3%). As the manager of Argonaut, Mr. Millican is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 6,676,874 Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 74,253 Common Units directly owned by Mr. Millican. As of the date hereof, Mr. Millican may be deemed the beneficial owner of 6,751,127 Common Units (approximately 29.7% of the Common Units outstanding).

As of the date hereof, Mr. Dorwart directly owns 7,425 Common Units (approximately 0.0%). As the manager of Argonaut, Mr. Dorwart is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 6,676,874 Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 7,425 Common Units directly owned by Mr. Dorwart. As of the date hereof, Mr. Dorwart may be deemed the beneficial owner of 6,684,299 Common Units (approximately 29.4% of the Common Units outstanding).

As of the date hereof, Mr. Kinnear directly owns 2,970 Common Units (approximately 0.0%). As the manager of Argonaut, Mr. Kinnear is in possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 6,676,874 Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 2,970 Common Units directly owned by Mr. Kinnear. As of the date hereof, Mr. Kinnear may be deemed the beneficial owner of 6,679,844 Common Units (approximately 29.3% of the Common Units outstanding).

As of the date hereof, Mr. Kaiser directly owns 7,425 Common Units (approximately 0.0%). As the sole member of Argonaut, Mr. Kaiser is in indirect possession of sole voting and investment power of the Common Units held by Argonaut and may also be deemed to beneficially own the 6,676,874 Common Units held by Argonaut. Argonaut disclaims beneficial ownership of 7,425 Common Units directly owned by Mr. Kaiser. As of the date hereof, Mr. Kaiser may be deemed the beneficial owner of 6,684,299 Common Units (approximately 29.4% of the Common Units outstanding).

(c)  During the last 60 days, the Reporting Persons acquired the following Common Units as consideration for the Transaction disclosed in Item 4 above:

Argonaut:
Date	Quantity	Price per Share	Transaction Effected
08/30/2013	6,676,874	$24.50	Private transaction with Issuer

Mr. Mitchell:
Date	Quantity	Price per Share	Transaction Effected
08/30/2013	148,505	$24.50	Private transaction with Issuer

Mr. Millican:
Date	Quantity	Price per Share	Transaction Effected
08/30/2013	74,253	$24.50	Private transaction with Issuer

Mr. Dorwart:
Date	Quantity	Price per Share	Transaction Effected
08/30/2013	7,425	$24.50	Private transaction with Issuer

Mr. Kinnear:
Date	Quantity	Price per Share	Transaction Effected
08/30/2013	2,970	$24.50	Private transaction with Issuer

Mr. Kaiser:
Date	Quantity	Price per Share	Transaction Effected
08/30/2013	7,425	$24.50	Private transaction with Issuer

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in Item 4 of this Schedule 13D, which is incorporated in its entirety into this Item 6, the Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer required to be disclosed pursuant to Item 6.

Item 7.                      Material to be Filed as Exhibits

Exhibit A	Joint Filing Undertaking

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2013

ARGONAUT PRIVATE EQUITY, L.L.C.
/s/ Frederic Dorwart	/s/ Frederic Dorwart
Frederic Dorwart	FREDERIC DORWART
Manager

/s/ Steven R. Mitchell	/s/ Ken Kinnear
STEVEN R. MITCHELL	KEN KINNEAR

/s/ Don P. Millican	/s/ George B. Kaiser
DON P. MILLICAN	GEORGE B. KAISER